UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00


07003632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53073

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burt Martin Arnold Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 Silver Spur Road, Suite 100
(No. and Street)

Rolling Hills Estates, CA 90274
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(310) 544-3545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite, Suite 600, Denver, CO 80237
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 2007
15

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Burt Martin Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burt Martin Arnold Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



AMI Z. ARNOLD
Commission # 1533040
Notary Public - California
Los Angeles County
My Comm. Expires Dec 9, 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burt Martin Arnold Securities, Inc.
Table of Contents



STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Burt Martin Arnold Securities, Inc.

We have audited the accompanying statement of financial condition of Burt Martin Arnold Securities, Inc. at December 31, 2006, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burt Martin Arnold Securities, Inc. as of December 31, 2006, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 22, 2007

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants • Financial Consultants*

3600 South Yosemite Street • Suite 600 • Denver, Colorado 80231
Phone: 303.694.6700 • Fax: 303.694.6761 • Toll Free: 888.766.3985 • www.swscpas.com
An Independent Member of BKR International

Burt Martin Arnold Securities, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 217,653
Securities owned:	
Marketable, at market value	118,437
Not readily marketable, at estimated fair value	2,263
Receivable from clearing organization	182,324
Prepaid expenses and other assets	21,808
Receivables from non-customers	34,374
Due from shareholder	63,401
Property and equipment, net	33,435
	$ 673,695

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 198,097
Securities sold, not yet purchased	375
Due to clearing organization	140,441
	338,913
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value, 100,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	181,300
Retained earnings	152,482
	334,782
	$ 673,695

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Income
For The Year Ended December 31, 2006

REVENUES	
Commissions and floor brokerage	$ 1,718,646
Other trading income	272,270
Gain on sale of securities	187,981
Unrealized (loss) on marketable securities	(15,126)
Interest	9,579
Total revenues	2,173,350
EXPENSES	
Employee compensation	1,407,577
Clearing fees and costs	116,489
Office expenses	393,080
Professional fees	110,181
Travel and entertainment	45,562
Other expenses	1,319
Interest	338
Total expenses	2,074,546
INCOME BEFORE PROVISION FOR INCOME TAXES	98,804
Provision for income taxes	19,552
NET INCOME	$ 79,252

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance, December 31, 2005	100,000	$ 1,000	$ 181,300	$ 73,230	$ 255,530
Net income	-	-	-	79,252	79,252
Balance, December 31, 2006	100,000	$ 1,000	$ 181,300	$ 152,482	$ 334,782

The accompanying notes are an integral part of these financial statements.

Burt Martin Arnold Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

OPERATING ACTIVITIES	
Net Income	$ 79,252
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,748
Unrealized loss on investment securities	15,126
Securities sold, not yet purchased	375
Changes in:	
Receivable from clearing organization	(54,472)
Marketable securities	(135,757)
Prepaid expenses	10,828
Receivables from non-customers	(34,374)
Due from shareholder	(25,047)
Accounts payable and accrued expenses	73,879
Due to clearing organization	140,441
Net cash provided by operating activities	79,999
INVESTING ACTIVITIES	
Acquisition of fixed assets	(13,910)
Net cash (used in) investing activities	(13,910)
FINANCING ACTIVITIES	
Net cash provided by financing activities	-
NET INCREASE IN CASH	66,089
CASH AT BEGINNING OF YEAR	151,564
CASH AT END OF YEAR	$ 217,653
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 338
Income taxes	$ 19,552

The accompanying notes are an integral part of these financial statements.

BURT MARTIN ARNOLD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Burt Martin Arnold Securities, Inc., (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, which was incorporated in the state of California on August 26, 1999, is based in Rolling Hills Estates, California.

The Company's primary source of revenue is providing brokerage services to customers. The Company also generates revenue through securities trading.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through a clearing organization, which is unaffiliated with the Company. The agreement with the clearing organization is described in Note 2. The Company is a fully-disclosed broker-dealer and, as such, is exempt from SEC Rule 15c3-3 under exemption provision paragraph (k)(2)(ii).

Revenue recognition

Brokerage commission and market making and principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable and securities sold, not yet purchased are recorded at estimated fair value. Securities sold, not yet purchased represent obligations to the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in income.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Property and equipment

Property and equipment has been recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 5 to 7 years. Total depreciation expense for the year ended December 31, 2006, was $9,748.

Income taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes.

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2006. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments cash, accounts receivable, securities owned and accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for cash, accounts receivable, and accounts payable and accrued expenses because they are short term in nature.

BURT MARTIN ARNOLD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Segment information

The Company follows SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in one business segment and will evaluate additional segment disclosure requirements as it expands operations.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Through 2006, the Company had a fully disclosed relationship agreement with Penson Financial Services, Inc. ("Penson"). The agreement states that the clearing agent clears all securities transactions for the Company's customers and also performs certain "back office" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to the clearing agent, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from the clearing agent based on the number and size of transactions. The Company pays all costs associated with transactions executed through the clearing agent plus a fee per transaction based on the amount of business transacted during the month. The agreement requires, and the Company maintains, a cash deposit with Penson which is included in receivable from clearing organization. The cash deposit at December 31, 2006 is $118,242.

The Company currently transacts all of its brokerage business through Penson. Should Penson not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on Penson ability to continue to perform under the agreement as well as the creditworthiness of Penson. It is the Company's policy to review, as necessary, the credit standing and financial viability of Penson.

Amounts receivable from and payable to the clearing organization at December 31, 2006, consist of the following:

	Receivable	Payable
Receivable from clearing organization	$ 118,242	$ --
Payable to clearing organization	--	135,382
Fees and commissions receivable	64,082	--
Customer debits	--	5,059
	$ 182,324	$ 140,441

BURT MARTIN ARNOLD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 3 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$ 118,437	$ 375

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market; (b) that cannot be publicly offered or sold unless a registration has been effected under the Securities Act of 1933; or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2006, the Company had investments in corporate stocks, not readily marketable, with an estimated fair value of $2,263.

NOTE 4 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2006:

Computer equipment	$ 36,873
Furniture and fixtures	15,999
Office equipment	7,103
	58,975
Less accumulated depreciation	(26,540)
Net property and equipment	$ 33,435

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $175,340, which was $75,340 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to the net capital was 182%.

BURT MARTIN ARNOLD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 6 – COMMITMENTS

The Company leases office space from an unrelated party under a lease that expires December 31, 2009. Total rent expense for the year ended December 31, 2006, was $69,196. The future minimum lease payments are as follows for each of the years ending December 31:

2007	55,464
2008	57,672
2009	53,988
	$ 167,124

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

In the normal course of business the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the financial instrument held as collateral.

NOTE 8 – INCOME TAXES

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company had net operating loss carryforwards aggregating approximately $59,500, which are fully utilized as of December 31, 2006. The net deferred tax asset resulting from these carryforwards had been fully reserved in previous years. The Company has permanent differences resulting from the 50% limitation on meals and entertainment expenses, and temporary differences primarily relate to the timing of certain accrued expenses and unrealized gains or losses not allowable for tax purposes. As of December 31, 2006, the Company has estimated income taxes payable of $19,825, which is approximately 20% of the income before the provision for income taxes.

Burt Martin Arnold Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2006

Stockholder's equity per Statement of Financial Condition	$	334,782
Less: Total nonallowable assets		(155,282)
Options		(21,005)
Haircut of marketable securities		(1,717)
Net Capital	$	156,778
Aggregate indebtedness - items included in financial statements	$	338,539
Basic net capital requirement	$	100,000
Excess net capital	$	56,778
Ratio aggregate indebtedness to net capital		216%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2006:	$	175,339
Audit adjustment to record income taxes payable		(18,561)
Net capital	$	156,778

Burt Martin Arnold Securities, Inc.
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2006

Martin Arnold Securities, Inc. relies on Section K (2)(ii) of the Securities and Excha
Commission Rule 15c3-3 to exempt them from the provisions of these rules.



STARK • WINTER • SCHENKEIN

To the Board of Directors of
Burt Martin Arnold Securities, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Burt Martin Arnold Securities, Inc. (the Company), for the year ended December 31, 2006, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants • Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 22, 2007

END